LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 6, 2021

Ms. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226

Dear Mr. Sutcliffe:

This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 127 to the Trust’s Registration Statement on Form N-1A filed September 27, 2021 (SEC Accession No. 0000894189-21-006883) (the “Amendment”) with respect to: B.A.D. ETF (the “Fund”). For your convenience, the comments have been reproduced below in bold with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

General

1.Please file supplementary responses no later than five business days before filing the subsequent 485(b) amendment.

Response: The Trust acknowledges the Staff’s comment and expects to file responsive correspondence at least five business days before the filing of the subsequent amendment.

2.Regarding all blanks within the Amendment, please ensure all information as required by Form N-1A is included within the documents prior to filing with the Commission.

Response: The Trust acknowledges the Staff’s comment and will complete all previously-incomplete information in accordance with Form N-1A prior to filing an amendment to the Fund’s registration statement.

3.Please supplementally provide the Fund’s ticker.

Response: The Trust responds supplementally that the Fund’s ticker symbol is BAD.

4.Please provide a copy of the Fund’s index methodology prior to filing the Trust’s responses in correspondence.

Response: The Trust provided the Staff with the Fund’s index methodology under separate cover.

Fees and Expense Table

5.Please confirm that there are no fee reimbursements or recoupments.

Response: The Trust confirms that there are no fee reimbursement or recoupment arrangements in place for the Fund.

6.Please confirm acquired funds fees and expenses (“AFFE”) for the Fund are not anticipated to exceed 0.01% or include AFFE as a separate line item in the Fund’s fee table.

Response: The Trust confirms that the Fund’s AFFE is not anticipated to exceed 0.01%.

7.Please provide the one and three year expense examples.

Response: The Trust responds by providing the expense examples as follows:

1 Year: $77 3 Years: $240

Principal Investment Strategy – EQM BAD Index

8.Confirm that special purpose acquisition companies (SPACs) are not included in the Fund’s index. If SPACs are included, how would that work with no operating revenue?

Response: The Trust confirms that SPACs are not included in the Fund’s index.

9.The Staff requests that a legal opinion from outside counsel be included as an exhibit to the registration statement confirming that the Fund will comply with all applicable U.S. federal, state and foreign laws, including with respect to its investment in cannabis or psychedelic investments.

Response: The Trust will provide the Staff with a legal opinion stating that the Fund will comply with all applicable U.S. federal, state and foreign laws with respect to its cannabis investments. The Fund does not intend to invest in psychedelics and, therefore, the legal opinion will not address investment in non-cannabis-psychedelics.

10.Please supplementally explain how the Fund will include any cannabis cultivation businesses in the U.S. given the applicable federal regulations.

Response: The Trust responds supplementally that the companies in which the Fund may invest include cannabis-related businesses (“CRBs”), such as cultivation, that list their securities on national securities exchanges that require companies to comply with all laws, rules, and regulations applicable to their business, including U.S. federal laws. Furthermore, the Trust confirms that the Fund will invest in a CRB that has a presence in the U.S. only if the CRB’s activities are properly licensed and legal under applicable U.S. federal, state, and local laws. If, after acquiring a CRB’s securities, the Adviser becomes aware that the CRB is no longer compliant, the Adviser will sell that position as soon as practicable.

11.Please ensure that any differentiation between rebalancing and reconstitution dates is clear in the strategy disclosure.

Response: The Trust will confirm that the rebalancing and reconstitution dates will be clearly presented in the subsequent amendment.

12.Please clarify that cannabis makes up less than 10% of the Fund assets.

Response: The Trust has revised the registration statement as follows:

“Within each Business Category the companies are equally weighted, provided, however, that the Fund’s aggregate exposure to cannabis companies will not exceed 10% of the Fund Assets.”

13.Please provide the number of index components (as a range) when available.

Response: The Trust has added the following disclosure to the Registration Statement:

“The Index will consist of approximately 50 to 65 components.”

Principal Investment Strategy – The Fund’s Investment Strategy

14.Please inform the Staff whether the Fund will investment more than 15% in privately placed or otherwise restricted securities.

Response: The Trust responds supplementally that the Fund will not invest more than 15% of its portfolio in privately placed or otherwise restricted securities.

15.Please remove “related” from “related industries” on the basis of Section 8(b)(1).

Response: The Trust believes that the use of the phrase “group of related industries” clarifies the intention of Section 8(b)(1), which is not intended to combine completely unrelated industries (e.g., soft drink distributors and semi-conductor manufacturers) for purposes of determining industry concentration, and is consistent with industry practice and permitted by the Staff. See Letter from Andrew M. Goldberg, Vice President, Secretary, and Chief Legal Officer, MassMutual Select Funds to Dominic Minore, Division of Investment Management, SEC (January 10, 2018).

16.Please state the industries or groups of industries in which the Fund will concentrate in.

Response: The Trust has revised the relevant “Principal Investment Strategies” disclosure as follows:

“To the extent the Index concentrates (i.e., holds more than 25% of its total assets) in the securities of a particular industry or group of related industries, the Fund will concentrate its investments to approximately the same extent as the Index. As of [ ], 2021, the Index was concentrated in the Casinos & Gaming Industry and Pharmaceuticals, Biotechnology & Life Sciences Industry Group.”

17.Please remove the second to last paragraph in this section.

Response: The Trust has removed the paragraph.

Item 4 Principal Investment Risks

18.Please consider including a discussion of management risk.

Response: Given the passive nature of the Fund, the Trust does not believe a discussion of management risk is necessary or appropriate and, therefore, respectfully declines the Staff’s request.

19.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”

Response: The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund and not overly lengthy or technical, and that the risks the Adviser considers the most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.

While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

20.Please augment the “Associated Risks of Betting Companies” disclosure with a discussion of the risks associated with gaming companies.

Response: The Trust responds by noting that the “Associated Risk of Betting Companies” disclosure has been revised as follows:

“Associated Risks of Betting and Gaming Companies. Companies in the betting and gaming industry include those engaged in casino operations, racetrack operations, sports and horse race betting operations, online gaming operations and/or the provision of related equipment and technologies. The betting and gaming industry is characterized by an increasingly high degree of competition among a large number of participants including from participants performing illegal activities or unregulated companies. Expansion of betting in other jurisdictions (both regulated and unregulated) could increase competition with existing betting and gaming companies, which could have an adverse impact on their financial condition, operations and cash flows. In a broader sense, betting and gaming companies face competition from all manner of leisure and entertainment activities, including shopping, athletic events, television and movies, concerts and travel. In addition, established jurisdictions could award additional licenses or permit the expansion or relocation of existing betting and gaming companies. These companies also may be subject to increasing regulatory constraints, particularly with respect to cybersecurity and privacy. In addition to the costs of complying with such constraints, the unintended disclosure of confidential information, whether because of an error or a cybersecurity event, could adversely affect the reputation, profitability and value of these companies. Finally, the betting and gaming industry is characterized by the use of various forms of intellectual property, which are dependent upon patented technologies, trademarked brands and proprietary information. Companies operating in the betting and gaming industry are subject to the risk of significant litigation regarding intellectual property rights, which may adversely affect and financially harm companies in which the Fund may invest.”

21.In the first sentence of the “Associated Risks of Pharmaceutical Drug Companies” disclosure, please remove the duplicative disclosure.

Response: The Trust has removed the requested disclosure.

22.In the last sentence of the “Associated Risks of Pharmaceutical Drug Companies” disclosure, please confirm to the Staff if the Fund will invest in psychedelics. If so, the Staff will have additional comments.

Response: The Trust confirms that the Fund will not invest in psychedelics and that all references to psychedelics have been removed from the Registration Statement.

23.If the Fund’s principal investment strategy will include hemp, please disclose in the principal investment strategies and principal risks sections. Please also disclose the legal, regulatory, administrative and operation risks of hemp.

Response: The Trust confirms that the Fund will not invest in hemp.

24.Please add a discussion of emerging markets risk to the summary section of the Fund’s Prospectus.

Response: The Trust has added the following disclosure to the summary section of the Prospectus:

“Emerging Markets Risk. Emerging markets are subject to greater market volatility, lower trading volume, political and economic instability, uncertainty regarding the existence of trading markets and more governmental limitations on foreign investment than more developed markets. In addition, securities in emerging markets may be subject to greater price fluctuations than securities in more developed markets. Differences in regulatory, accounting, auditing, and financial reporting and recordkeeping standards could impede the Sub-Adviser’s ability to evaluate local companies and impact the Fund’s performance. There also may be limitations on the rights and remedies available to investors in emerging market companies compared to those associated with U.S. companies. In addition, brokerage and other transaction costs on foreign securities exchanges are often higher than in the U.S. and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries.”

25.Given the extremely low market capitalization of companies who derive their operating revenue from alcohol and cannabis, please consider adding a micro-capitalization investing risk.

Response: The Trust responds by noting that the description of market capitalization in the Registration Statement was in error and that the Fund will not be investing in micro-capitalization companies.

26.Please disclose any country-specific principal risks of the Fund (i.e., some cannabis companies have significant investments in Canada).

Response: The Fund does not anticipate having concentrated or significant (i.e., 10% or greater) exposure to any particular country. If the Fund’s exposure changes in the future, it will add country-specific risk disclosure, as appropriate.

Additional Information About the Fund

27.Please include a discussion of the Fund’s investment objective, strategies and policies in accordance with the requirements of Form N-1A, Items 9(a) and (b).

Response: The Trust believes the current Item 4 disclosure provides a complete and appropriate description of the Fund’s investment objective, strategies and policies. The Trust notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund. The Trust, therefore, respectfully declines the Staff’s comment.

Item 9 Principal Investment Risks

28.Please revise the last sentence of the “Operational Risks of the Cannabis Industry” disclosure to clarify that cannabis is federally illegal under all circumstances.

Response: The Trust has revised the relevant sentence as follows:

Because~~Since~~ the cultivation, possession, and distribution of cannabis is in all circumstances ~~can be~~ illegal under United States federal law ~~under certain circumstances~~, federally regulated banking institutions may be unwilling to make financial services available to growers and sellers of cannabis.

29.Please confirm whether securities underlying the ETF are traded outside a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as an authorized participant that post collateral for certain trades on an agency basis.
Response: The Fund’s securities will not be traded outside a collateralized settlement system.

30.The passive investment discussion and risks run contrary to what is contained in the “Temporary Defensive Positions” disclosure. Please reconcile the disclosures.

Response: The Trust has deleted the “Temporary Defensive Positions” disclosure from the Registration Statement.

Statement of Additional Information

31.In the section entitled, “Purchase and Redemption of Shares in Creation Units,” and subsection entitled, “Acceptance of Creation Units,” please delete or supplementally explain the legal basis for the statement that the Fund may suspend creations. In proposing Rule 6c-11, the Commission has stated its belief that “an ETF generally may suspend the issuance of Creation Units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time” (Rel. Nos. 33-10515; IC-33140 (January 28, 2018)). In adopting the Rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s appropriate NAV. Such a result would run counter to the basis for relief from section 22(d) and Rule 22c-1 and therefore would be inconsistent with Rule 6c-11.” (Rel. Nos. 33-10695; IC-33646 (September 25, 2019))

Response: Communications between the Trust’s counsel and the SEC regarding this comment are ongoing and have not yet been resolved. Upon conclusion of such communications, if applicable, the Trust undertakes to file a supplement to the Fund’s registration statement reflecting any resolution.

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If you have any questions regarding this correspondence or the responses therein, please do not hesitate to contact me at 414-765-6511.

Sincerely,

/s/ Kent Barnes
Kent Barnes
Secretary